

Mail Stop 4631

July 25, 2018

<u>Via E-Mail</u>
Mr. Sergio Pedreiro
Chief Executive Officer
Estre Ambiental, Inc.
1830, Presidente Juscelino Kubitschek Avenue, Tower 1, 3rd Floor
Itaim Bibi
Sao Paulo, Brazil 04543-900-SP

> **Re: Estre Ambiental, Inc.**
> **Pre-effective Amendment 2 to Registration Statement on Form F-1**
> **Filed July 12, 2018**
> **File No. 333-222678**

Dear Mr. Pedreiro:

We reviewed your amended registration statement and have the following comment.

<u>Exhibit 5.1</u>

1. As noted in comment 4 in our February 13, 2018 letter, counsel must opine on all of the securities being registered under the registration statement. Please refile the legal opinion to include also the 24,501,399 ordinary shares issuable upon exercise of the outstanding warrants.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any questions.

> Very truly yours,
>
> /s/ Pamela Long
>
> *for* Amanda Ravitz
> Assistant Director
> Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        J. Mathias von Bernuth, Esq.
        Michael A. Civale, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Avenida Brigadeiro Faria Lima, 3311, 7th Floor
        San Paulo, Brazil 04538-133